CME Realty, Inc.

May 24, 2013

Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE:  CME Realty, Inc.
     Registration Statement on Form S-1
     Filed April 11, 2013
     Filed No. 333-187855

Dear Mr. Kluck:

CME Realty, Inc. submits this letter to you in response to your letter of May 8, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff's comments. For your convenience, we have recited the Staff's comments in italicized, bold type and have followed each comment with our response.

COMMENT:

GENERAL

1. SECTION (A)(2) OF RULE 419 DEFINES A BLANK CHECK COMPANY AS A COMPANY THAT IS ISSUING PENNY STOCK THAT IS "A DEVELOPMENT STAGE COMPANY THAT HAS NO SPECIFIC BUSINESS PLAN OR PURPOSE OR HAS INDICATED THAT ITS BUSINESS PLAN IS TO ENGAGE IN A MERGER OR ACQUISITION WITH AN UNIDENTIFIED COMPANY OR COMPANIES, OR OTHER ENTITY." IN DISCUSSING THIS DEFINITION IN THE ADOPTING RELEASE, THE COMMISSION STATED THAT IT WOULD "SCRUTINIZE...OFFERINGS FOR ATTEMPTS TO CREATE THE APPEARANCE THAT THE REGISTRANT...HAS A SPECIFIC BUSINESS PLAN, IN AN EFFORT TO AVOID THE APPLICATION OF RULE 419." SEE SECURITIES ACT RELEASE NO. 33-6932 (APRIL 28, 1992).

     WE NOTE YOUR DISCLOSURE ON PAGE 3 THAT CME REALTY IS A DEVELOPMENT STAGE COMPANY THAT HAS ONLY COMMENCED MINIMAL OPERATIONS AND HAS NOT GENERATED ANY REVENUE. IN ADDITION, YOUR BUSINESS PLAN FOCUSES ON THE DESIGN AND DEVELOPMENT OF YOUR MARKETING MATERIALS AND WEBSITE, WHICH DOES NOT APPEAR TO HAVE STARTED. YOU INDICATE THAT YOU PLAN TO REAL ESTATE SERVICES, INCLUDING LISTING AND SELLING OF REAL ESTATE PROPERTIES.

     IN VIEW OF THE FOREGOING, IT SEEMS THAT YOUR PROPOSED BUSINESS MAY BE COMMENSURATE IN SCOPE WITH THE UNCERTAINTY ORDINARILY ASSOCIATED WITH A BLANK CHECK COMPANY. ACCORDINGLY, PLEASE REVISE YOUR DISCLOSURE THROUGHOUT YOUR REGISTRATION STATEMENT TO COMPLY WITH RULE 419 OF REGULATION C OR SUPPLEMENTALLY PROVIDE A DETAILED EXPLANATION AS TO WHY RULE419 DOES NOT APPLY TO THIS OFFERING. IF YOU BELIEVE THAT YOU DO NOT FALL WITHIN THE DEFINITION OF A BLANK CHECK COMPANY, APPROPRIATE DISCLOSURE TO DEMONSTRATE YOUR STATUS AS A NON-BLANK CHECK COMPANY SHOULD BE INCLUDED IN THE PROSPECTUS, AS WELL AS A SPECIFIC BUSINESS PLAN. PLEASE REFER TO ITEM 101(A)(2) OF REGULATION S-K. WE OFFER THE FOLLOWING COMMENTS TO HELP YOU REVISE YOUR DISCLOSURE.

RESPONSE:

We acknowledge the Staff's comment and the Company believes that we are not a blank check company and we have added the following discussion on the "Prospectus Cover Page". We have provided a copy of the discussion as it appears in the amended filing as written below.

The Company has no present plans to be acquired or to merge with another company nor does the Company, nor any of its shareholders, have any plans to enter into a change of control or similar transaction. Our Company has a detailed plan of operation and as such the Company is not a blank check company.

COMMENT:

2. PLEASE SUPPLEMENTALLY PROVIDE US WITH COPIES OF ALL WRITTEN COMMUNICATIONS, AS DEFINED IN RULE 405 UNDER THE SECURITIES ACT, THAT YOU, OR ANYONE AUTHORIZED TO DO SO ON YOUR BEHALF, PRESENT TO POTENTIAL INVESTORS IN RELIANCE ON SECTION 5(D) OF THE SECURITIES ACT, WHETHER OR NOT THEY RETAIN COPIES OF THE COMMUNICATIONS. SIMILARLY, PLEASE SUPPLEMENTALLY PROVIDE US WITH ANY RESEARCH REPORTS ABOUT YOU THAT ARE PUBLISHED OR DISTRIBUTED IN RELIANCE UPON SECTION 2(A)(3) OF THE SECURITIES ACT OF 1933 ADDED BY
     SECTION 105(A) OF THE JUMPSTART OUR BUSINESS STARTUPS ACT BY ANY BROKER OR DEALER THAT IS PARTICIPATING OR WILL PARTICIPATE IN YOUR OFFERING.

RESPONSE:

We acknowledge the Staff's comment and the Company confirms that we, or anyone authorized to do so on our behalf do not have any written communication as defined under Rule 405 to present to potential investors in reliance on Section 5(d) of the Securities Act. In addition, we do not have any research reports about us that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by section 105(a) of the Jumpstart Our Business Startups Act by any broker dealer as none are, or will, participate in our offering.

COMMENT:

3. IN THE FOREPART OF THE PROSPECTUS, PLEASE INCLUDE AN AFFIRMATIVE STATEMENT, IF TRUE, TO MAKE CLEAR THAT THE COMPANY HAS NO PRESENT PLANS TO BE ACQUIRED OR TO MERGE WITH ANOTHER COMPANY NOR DOES THE COMPANY, NOR ANY OF ITS SHAREHOLDERS, HAVE ANY PLANS TO ENTER INTO A CHANGE OF CONTROL OR SIMILAR TRANSACTION.

RESPONSE:

We acknowledge the Staff's comment and the Company has provided a discussion in the forepart of the prospectus that includes an affirmative statement that the Company does not have any plans to enter into a change in control or similar transaction. The discussion as it appears in the amended we have provided below.

"The Company has no present plans to be acquired or to merge with another company nor does the Company, nor any of its shareholders, have any plans to enter into a change of control or similar transaction. Our Company has a detailed plan of operation and as such the Company is not a blank check company."

COMMENT:

PROSPECTUS COVER PAGE

4. PLEASE LIMIT THE DISCLOSURE ON THE COVER PAGE TO INFORMATION THAT IS REQUIRED UNDER ITEM 501 OF REGULATION S-K OR THAT IS KEY TO AN INVESTMENT DECISION. FOR EXAMPLE, PLEASE DISCLOSE ELSEWHERE IN THE PROSPECTUS HOW THE REGISTRANT WILL NOT UTILIZE THE INTERNET TO ADVERTISE THIS OFFERING AND THAT MR. ESPINOSA WILL DISTRIBUTE THE PROSPECTUS AT MEETINGS WITH BUSINESS ASSOCIATES AND FRIENDS.

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
RESPONSE:

We acknowledge the Staff's comment and confirm that we have removed the discussion on how Mr. Espinosa will distribute the prospectus and how we will not utilize the internet as this is disclosed elsewhere in the prospectus and not key to an investment decision under Item 501 of Regulation S-K.

COMMENT:

THE OFFERING, PAGE 5

5. WE REFER TO YOUR DISCLOSURE THAT YOU MAY EXTEND THE OFFERING UP TO AN ADDITIONAL 180 DAYS. PLEASE INCLUDE DISCLOSURE AS TO HOW YOU INTEND TO ALERT INVESTORS THAT THE OFFERING WILL BE EXTENDED IF YOU ELECT TO EXTEND IT.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have eliminate all discussion referencing an additional 180 day extension of the offering. We have revised the amended filing where appropriate to reflect this change. In addition, we have eliminated this discussion on the Escrow Agreement where required.

COMMENT:

RISK FACTORS, PAGE 9

6. PLEASE REVISE YOUR RISK FACTORS TO DISCUSS EACH RISK AS A SEPARATE RISK FACTOR. FOR EXAMPLE, IN THE FIRST RISK FACTOR, THE RISK RELATED TO MR. ESPINOSA'S LACK OF PUBLIC COMPANY EXPERIENCE APPEARS TO BE A SEPARATE RISK FROM THE LIMITED TIME THAT HE WILL DEVOTE TO THE REGISTRANT'S BUSINESS. PLEASE REVISE ACCORDINGLY. PLEASE ALSO REVISE THE RISK FACTOR SUBHEADING TO DESCRIBE SUCCINCTLY THE SPECIFIC RISKS.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have revised our entire risk factor section and separated risk factors that required separate individual risk factors. In addition, we have revised risk factor subheadings to describe succinctly the specific risk.

COMMENT:

DESCRIPTION OF SECURITIES TO BE REGISTERED, PAGE 17

PREFERRED STOCK, PAGE 17

7. WE NOTE YOUR DISCUSSION OF PREFERRED STOCK, INCLUDING THAT THE BOARD OF DIRECTORS MAY ISSUE SHARES OF PREFERRED STOCK WITHOUT ANY FURTHER VOTE OR ACTION BY YOUR STOCKHOLDERS. SINCE YOUR ARTICLES OF INCORPORATION HAVE NOT AUTHORIZED ANY SHARES OF PREFERRED STOCK, PLEASE REVISE THIS DISCLOSURE TO BE CONSISTENT WITH YOU ARTICLES OF INCORPORATION OR EXPLAIN.

RESPONSE:

We acknowledge the Staff's comment and confirm that we removed all discussion in the Preferred Stock section referencing any preferred stock issuance as our Articles of Incorporation has not authorized any issuance.

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
COMMENT:

USE OF PROCEEDS, PAGE 13

8. WE NOTE YOUR DISCLOSURE ON PAGE 17 THAT YOU WILL INCUR $2,500 IN ESCROW FEES. THIS AMOUNT DOES NOT APPEAR IN YOUR USE OF PROCEEDS SECTION. IF YOU INTEND TO USE OFFERING PROCEEDS TO PAY THE ESCROW FEES, PLEASE INCLUDE THIS
     ITEM IN THE USE OF PROCEEDS.

RESPONSE:

We acknowledge the Staff's comment and confirm that Mr. Espinosa has agreed to pay the Escrow Fee of $2,500. We have included the following discussion in the "Plan of Distribution" section as follows: "Our President Mr. Espinosa, has verbally agreed to pay the Escrow Fee of $2,500. He will not be reimbursed for this expense from any of the proceeds raised."

COMMENT:

DILUTION, PAGE 14

9. WE NOTE YOU DEFINE NET BOOK VALUE AS THE AMOUNT THAT RESULTS FROM SUBTRACTING TOTAL LIABILITIES FROM TOTAL ASSETS. YOU ALSO DISCLOSE THAT YOUR NET BOOK VALUE AS OF FEBRUARY 28, 2013 WAS $5,000. GIVEN THAT THE BALANCE FOR TOTAL ASSETS ON YOUR AUDITED BALANCE SHEET WAS $5,000, IT APPEARS YOU HAVE NOT SUBTRACTED TOTAL LIABILITIES FROM TOTAL ASSETS IN DETERMINING NET BOOK VALUE FOR DISCLOSURE PURPOSES. PLEASE CLARIFY AND/OR REVISE. IN ADDITION, PLEASE PROVIDE TO US YOUR CALCULATIONS OF BOOK VALUE PER SHARE BEFORE AND AFTER YOUR OFFERING.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have revised the dilution section to correctly state the book value of the company as of February 28, 2013. In addition, we have provided correct calculations of book value per share and after the offering.

COMMENT:

BUSINESS OVERVIEW, PAGE 19

10. WE NOTE THAT YOUR PRIMARY BUSINESS IS TO PROVIDE REAL ESTATE SERVICES. PLEASE CLARIFY IF AND HOW YOU DIFFER FROM A TRADITIONAL REAL ESTATE AGENT.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have included a discussion in the `Business Overview" section of the amended filing where we clarify how we intend to differentiate ourselves from traditional real estate agencies.

COMMENT:

11.  PLEASE INCLUDE YOUR WEBSITE ADDRESS WITH YOU NEXT AMENDMENT.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have included our website address in the `Business Overview" section of the amended filing.

COMMENT:

12. ON PAGES 19 AND 20, YOU REFER TO CME REAL ESTATE RATHER THAN CME REALTY. PLEASE TELL US IF THIS IS A RELATED COMPANY.

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
RESPONSE:

We acknowledge the Staff's comment and confirm that we have change "CME Real Estate" to CME Realty, Inc. as this was a typographical error on part and it is not a related company.

COMMENT:

13. PLEASE DESCRIBE THE RELEVANT EXPERIENCE OF MR. ESPINOSA AS IT RELATES TO THE LISTING AND SELLING OF RESIDENTIAL REAL ESTATE. TO THE EXTENT MR. ESPINOSA DOES NOT HAVE RELEVANT EXPERIENCE, PLEASE SO STATE AND INCLUDE APPROPRIATE RISK FACTORS DISCLOSURE.

RESPONSE:

We acknowledge the Staff's comment and we confirm that we have included a discussion in the "Business Overview" section to describe how CME plans to utilize Mr. Espinosa's commercial real estate experience as it relates to the residential market. In addition, we have included a risk factor to disclose that Mr. Espinosa does not have relevant residential real estate experience.

COMMENT:

NEED FOR ANY GOVERNMENTAL APPROVAL OF PRODUCTS OR SERVICES, PAGE 23

14. PLEASE DISCUSS THE REGULATION OF YOUR PROPOSED REAL ESTATE SERVICES AND WHETHER THERE ARE ANY LICENSES THAT THE COMPANY OR ITS EMPLOYEES WILL NEED TO OBTAIN.

RESPONSE:

We acknowledge the Staff's comment and we have provided a discussion of the licenses required for the business and its employees.

COMMENT:

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE, PAGE 33

15.  PLEASE CORRECT THE SEC'S ADDRESS TO 100 F STREET, NE, WASHINGTON, DC 20549.

RESPONSE:

We acknowledge the Staff's comment and we confirm that we have corrected the SEC address in the amended filing.

COMMENT:

UNDERTAKINGS, PAGE II-2

16. PLEASE INCLUDE THE UNDERTAKING SET FORTH AT ITEM 512(A)(5)(II) OR TELL US WHY YOU BELIEVE YOU ARE NOT REQUIRED TO INCLUDE THIS UNDERTAKING.

RESPONSE:

We acknowledge the Staff's comment and confirm that the Company has provided revised undertakings to include Item 512(a)(5)(ii) in the amended filing.

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
Furthermore, the Company acknowledges that;

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact Harold P. Gewerter, Esq. at Law Offices of Joseph Lambert Pittera, Esq. at (310) 328-3588 facsimile, (310) 328-3063 telephone with any questions or comments.

Sincerely,


/s/ Carlos Espinosa
----------------------------------
Carlos Espinosa
President
CME Realty, Inc.

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